February 5, 2020

David Lee
Chief Financial Officer
Motorcar Parts of America, Inc.
2929 California Street
Torrance, CA 90503

       Re: Motorcar Parts of America, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2019
           Form 10-Q for the Period Ended September 30, 2019
           Form 8-K filed November 12, 2019
           File No. 001-33861

Dear Mr. Lee:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2019

Management's Annual Report on Internal Control over Financial Reporting, page
39

1. We note that your assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of D&V Electronics which was acquired in July 2017. Tell us how you considered the guidance in Question 3 of the
      SEC's Frequently Asked Questions on Management's Report on Internal Control Over
      Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports in
      concluding it was appropriate to omit an assessment of D&V Electronics. That guidance indicates that "the period in which management may omit an assessment of an acquired business' internal control over financial reporting from its assessment of the registrant's internal control may not extend beyond one year from the date of acquisition, nor may such assessment be omitted from more than one annual management report on internal control over financial reporting."
 David Lee
FirstName LastNameDavid Inc.
Motorcar Parts of America, Lee
Comapany NameMotorcar Parts of America, Inc.
February 5, 2020
Page 2
February 5, 2020 Page 2
FirstName LastName
2. Similarly, please explain to us how your auditors considered the guidance in Question 3 of the SEC's Frequently Asked Questions on Management's Report on Internal Control Over
         Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports in
         concluding not to include an evaluation of the internal control over financial reporting of
         D&V Electronics in their audit.
Form 10-Q for the Period Ended September 30, 2019

Notes to Condensed Consolidated Financial Statements
17. Commitments and Contingencies
Contingencies, page 22

3. Please revise your disclosure relating to the U.S. Customs and Border Protection claim in future filings to also clearly disclose (i) the nature of any accrual you recorded, and (ii) an estimate of the reasonably possible loss or range of loss in addition to any amounts accrued or a statement that such an estimate cannot be made. Refer to ASC 450-20-50.

Form 8-K filed November 12, 2019

Exhibit 99.1

4. You present non-GAAP measures for adjusted net sales, adjusted net income, adjusted gross profit and adjusted EBTIDA that reflect adjustments for return and stock adjustment accruals as well as customer allowances related to new business, the impact of sales price increases related to tariffs, the core sales and cost (recovery) related to a cancelled contract, and new product line costs. Your non-GAAP measures appear to substitute individually tailored recognition and measurement methods for those of GAAP. Please tell us how you considered the guidance in Question 100.04 of the Compliance and Disclosure
         Interpretation on non-GAAP measures in concluding that each adjustment was appropriate.
5. We note that you adjust several of your non-GAAP measures for "acquisition, financing transition, severance, new business, earn-out accruals from acquisitions, restatement-
         related fees and other costs." In addition, these items appear to be recurring in nature since you reported similar costs in several comparable periods. Please address the following:

              Describe to us each of the items and quantify each category of costs included in the adjustment.
              Tell us how the amounts reflected in the adjustments reconcile to the amounts discussed in the MD&A of your Form 10-Q for the period ended September 30,
              2019.
              Tell us how you considered the guidance in Item 10(e) of Regulation S-K which prohibits adjusting a non-GAAP financial performance measure to eliminate or
 David Lee
Motorcar Parts of America, Inc.
February 5, 2020
Page 3
              smooth items identified as unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Otherwise, revise your presentations in future filings to comply.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Gilmore at (202) 551-3777 or Martin James, Senior Advisor, at
(202) 551-3671 with any questions.



FirstName LastNameDavid Lee                                     Sincerely,
Comapany NameMotorcar Parts of America, Inc.
                                                                Division of
Corporation Finance
February 5, 2020 Page 3                                         Office of
Manufacturing
FirstName LastName